August 7, 2009

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attn:  Julie Sherman
Accounting Reviewer

Re:
MultiCell Technologies, Inc.
Form 10-KSB for the Fiscal Year Ended November 30, 2008 filed March 16, 2009 (the “10-KSB”)

Form 10-Q for the Fiscal Quarter Ended February 28, 2009 (the “10-Q”, and together with the 10-KSB, the “Filings”)

File No. 001-10221

Dear Ms. Sherman:

MultiCell Technologies, Inc. (the “Registrant,” the “Company,” or “we”) submits this letter (this “Letter”) in response to your letter of June 24, 2009, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the Filings.  This Letter sets forth the Registrant’s responses to the Staff’s comments.  For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff’s comment letter.

Form 10-K for the year ended November 30, 2008

Financial Statements, page F-1

Note 7 – Convertible Debentures, page F-14

1.           We see that you entered into a Debenture Purchase Agreement with La Jolla Cove Investors on February 27, 2007 and received the first payment of $250,000 on March 7, 2007 pursuant to this agreement.  Further, we see that you also entered into a Second Debenture Agreement that same day and received $100,000 pursuant to this agreement.  Please tell us how you considered the guidance of SFAS 150, SFAS 133 and EITF 08-4 as part of your accounting for these debentures.  As part of your response, please clarify for us whether the monetary value of each debenture is fixed and how the fact that the debentures are convertible into a variable number of your common shares impacts your accounting.  Please cite the GAAP accounting guidance upon which you based your accounting and why.

Securities and Exchange Commission
August 7, 2009

Response:

We considered SFAS 150 in relation to the convertible debentures and determined that the monetary value of each debenture was fixed as defined by paragraphs 12(a) and A19.  Accordingly, the convertible debenture is classified as a liability on our consolidated balance sheet.

Next, the beneficial conversion feature was tested for bifurcation from the host instrument to determine whether it should be accounted for as a derivative at fair value with changes in fair value recorded in earnings.  Paragraph 12 of FAS 133 describes three tests, all of which must be met, that assist in determining if the conversion feature should be bifurcated. Based on our analysis, bifurcation is required, and the instrument is required to be accounted for as a derivative, unless it falls under the scope exception in paragraph 11(a) of SFAS 133. To assist in determining the scope exception of SFAS 133, the bifurcated instrument was evaluated under EITF 00-19.

The first evaluation under EITF 00-19 was whether the instrument is a conventional convertible instrument.  If it is either a conventional convertible instrument, or an equity instrument as determined by paragraphs 12 – 32, then it is accounted for as part of permanent equity and is not a derivative.  Since it was determined that the conversion feature did not meet the definition of a conventional convertible instrument, next it is evaluated under the nine tests found in paragraphs 12 – 32 of the EITF.

We evaluated the beneficial conversion feature using paragraphs 12 – 32 of EITF 00-19 and concluded the beneficial conversion feature should be classified as an equity instrument.  Accordingly, we have accounted for the beneficial conversion feature as an equity instrument, rather than as a derivative liability.

As of the date of the debenture, the classification assessment date, we had sufficient unissued authorized shares available.  Accordingly, under paragraph 19 of EITF 00-19, share settlement was considered in the control of the Company, resulting in equity classification for the beneficial conversion feature.  In addition to meeting the requirements of paragraph 9 on the classification assessment date, there is provision in the agreement that allows the Company to redeem in cash any part of the debenture for which it receives a conversion notice.

Securities and Exchange Commission
August 7, 2009

We concluded this cash settlement feature does not require liability treatment under paragraphs 12 and 13 because it is at the option of the Company.  This provision gives us control over the number of shares to be issued upon conversion of the debenture by redeeming that portion with cash, instead of issuing shares, overcoming the variable number of shares issue of paragraph 19.

Based on this conclusion, we have accounted for the beneficial conversion feature in accordance with EITFs 98-5 and 00-27, as amended by EITF abstract 08-4.

2.           In this regard, we see that you issued a warrant to LJCI to purchase up to 10 million shares of your common stock in connection with the Second Debenture.  However, we see from your disclosure on page F-19 that you do not currently have sufficient authorized shares of common stock to meet the commitments underlying the LJCI Warrant.  Please clarify for us if you need shareholder approval to increase the number of authorized shares and tell us how you considered paragraph 20 of EITF 00-19 in determining the appropriate accounting for the freestanding warrants.

Response:

We considered the warrants in relation to SFAS 150, and concluded the warrants do not qualify for accounting treatment under SFAS 150, because they do not meet the criteria in paragraphs 9 through 12.

Next, we considered whether the warrants meet the definition of a derivative in paragraphs 6 through 9 of SFAS 133.  We determined the warrants do not meet the definition of a derivative in these paragraphs.

Finally, we evaluated the warrants using paragraphs 12 – 32 of EITF 00-19 and concluded the warrants should be classified as an equity instrument.  As of the date of the issuance of the warrants, the classification assessment date, we had sufficient unissued authorized shares available.  Accordingly, under paragraph 19 of EITF 00-19, we determined share settlement to be in the control of the Company, resulting in equity classification for the warrant.  Accordingly, we have accounted for the warrants as an equity instrument.

In addition to meeting the requirements of paragraph 9 on the classification assessment date, as discussed above there is provision in the agreement that allows the Company to redeem any part of the debenture for which it receives a conversion notice.  We concluded the cash settlement feature of the debenture at the option of the Company does not require liability treatment for the warrants under paragraphs 12 and 13 because it is at the option of the Company—the Company determines whether shares will be issued or the conversion election will be redeemed in cash, overcoming the variable number of shares issue of paragraph 19.

Securities and Exchange Commission
August 7, 2009

We confirm that our articles of incorporation require shareholder approval to increase the number of authorized shares; however, we concluded that the warrant qualifies for equity classification under EITF 00-19 based on our ability to control the number of shares issued upon conversion of the debenture.

Management’s Annual Report on Internal Control Over Financial Reporting, page 34

3.           We see that you identified material weakness in your internal control over financial reporting, yet you have not made a clear conclusion on the effectiveness of your internal control over financial reporting.  Please amend your filing to clearly state your conclusion regarding the effectiveness of the internal control over financial reporting.

Response:

We note the Staff’s comment and in response have filed with the Commission, as of the date hereof, an amendment to the 10-KSB (the “10-KSB/A”), which contains a clear statement that our internal control over financial reporting was not effective as of November 30, 2008.

Exhibit 31.1

4.           Please note that the certification required by Exchange Act Rule 13a-14(a) should be in exact same language as those in Item 601 of Regulation S-K.  As such, in future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

We note the Staff’s comment and in response (i) we have filed with the Commission, as of the date hereof, both the 10-KSB/A and an amendment to the 10-Q (the “10-Q/A”), each of which include, as Exhibit 31.1 thereto, a certification in the form required by Securities Exchange Act of 1934 (“Exchange Act”) Rule 13a-14(a), and therefore do not include the title of the certifying individual in the beginning of such certification, and (ii) we will not include the title of the certifying individual at the beginning of any future certification filed pursuant to Exchange Act Rule 13a-14(a).

Form 10-Q for the period ended February 28, 2009

Exhibit 31

5.           We note that your Form 10 KSB for the year ended November 30, 2008 contained management’s report on internal control over financial reporting as required by Item 308T of Regulation S-B.  As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company.  Please file an amendment to the Form 10-Q that includes new, corrected certifications.  Refer to Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission
August 7, 2009

Response:

We note the Staff’s comment and in response have filed with the Commission, as of the date hereof, the 10-Q/A, which includes, as Exhibit 31.1 thereto, a certification which contains the language previously missing from paragraph 4 of the originally filed certification.

6.           As previously noted above, the certification required by Exchange Act Rule 13a-14(a) should be in exact same language as those in Item 601 of Regulation S-K.  As such, in future filings, please revise your certifications so as not to substitute the “registrant” with the “small business issuer.”

Response:

We note the Staff’s comment and in response (i) we have filed with the Commission, as of the date hereof, the 10-Q/A, which includes, as Exhibit 31.1 thereto, the certification required by Exchange Act Rule 13a-14(a), in which all of the instances of the word “registrant” included in the originally filed certification have been replaced with the phrase “small business issuer,” and (ii) we will not substitute the word “registrant” with the phrase “small business issuer” in our future filings of the certifications required by Exchange Act Rule 13a-14(a).

* * * * *

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission
August 7, 2009

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (401) 762-0045 with any questions or comments regarding this letter.  Thank you for your assistance.

Sincerely, MultiCell Technologies, Inc. W. Gerald Newmin Acting Chief Executive Officer and Chief Financial Officer

cc:  Andri Boerman, Securities and Exchange Commission
Martin F. James, Securities and Exchange Commission
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Michael F. Michelsen, CPA, Hansen, Barnett & Maxwell, P.C.